Exhibit 99.1

Fuwei Films Announces Second Quarter 2007 Financial Results
Thursday July 26, 6:00 am ET

BEIJING, July 26 /Xinhua-PRNewswire-FirstCall/ -- Fuwei Films (Holdings) Co. Limited (Nasdaq: FFHL - News), China's leading manufacturer and distributor of high quality BOPET plastic film, today announced financial results for the second quarter and six months ended June 30, 2007.

Second Quarter 2007 Financial Highlights(1)
-- Net Sales of $15.8 million
-- Gross Profit of $4.3 million, an increase of 15% year-over-year
-- Operating Income of $3.1 million, up 18% year-over-year
-- Net Income of $2.6 million, up 23% year-over-year
-- Basic and Diluted EPS of $0.20

(1) All results are prepared in accordance with Generally Accepted Accounting Principles (GAAP) in the United States.

Net sales for the second quarter of 2007 were RMB 120.9 million (US$ 15.8 million), a decrease of 1.6 percent over the same period last year. The decrease in net sales was primarily due to a reduction in sales volumes, which were mostly offset by higher selling prices during the quarter. Net sales for the first six months of 2007 were RMB 220.2 million (US$ 28.5 million), a slight increase from the RMB 219.9 million recorded in the first half of 2006.

Net income for the second quarter of 2007 was RMB 20.1 million (US$ 2.6 million), an increase of 23 percent over second quarter 2006 net income of RMB 16.3 million. The increase is mainly due to higher gross margins flowing through to the bottom line. Net income for the first six months of 2007 increased to RMB 33.4 million from RMB 32.3 million in the same period of 2006.

Xiaoan He, Chairman and CEO of Fuwei Films commented, "Fuwei Films delivered a solid quarter. We continued to focus on our strategic goal of increasing the proportion of higher margin specialty film in our sales mix. We achieved a record high of over 40 percent of total sales coming from specialty film in this quarter.

"In addition, we recently completed external construction for the factory that will house our thick film production line and our research and development trial production line. This is an important step toward further increasing our capacity in the specialty segment of the film market. With no existing domestic producer of thick film used for electronic film (TFT-LCD) screens, we believe there is a significant opportunity for us to gain market share in this segment of the industry.

"Entry into the thick film market, along with expansion into overseas markets, production expansion, and R&D enhancement are the core elements of our growth strategy. We also see a further opportunity to build the required capacity that will support this growth through carefully targeted strategic acquisitions (M&A) and this will be a key focus for us going forward."

Financial Review

Sales by Product:

Sales of specialty films in the second quarter 2007 were RMB 49.2 million (US$ 6.4 million), an increase of 6.2 percent over the second quarter last year. Specialty film accounted for 40.7 percent of Fuwei Films' total net sales compared with 37.7 percent in the same period of 2006. The increase was largely attributable to stronger sales volume following increased trial and acceptance by Fuwei Films' customers as well as overall market growth.

Exhibit 99.1

The following is a breakdown of commodity and specialty film sales
(amounts in thousands):

	Q2, 2007		% of Total	Q2, 2006	% of Total
	RMB	US$		RMB

Printing film	7,552	984	6.2	8,737	7.1
Stamping film	15,039	1,959	12.4	15,061	12.3
Metallization film	27,486	3,580	22.7	26,379	21.4
Base film for other
applications	21,681	2,823	18.0	26,414	21.5
Specialty film	49,171	6,404	40.7	46,295	37.7
	120,929	15,750	100	122,886	100

Sales of specialty film during the six months ended June 30, 2007 were RMB 86.5 million (US$ 11.2 million), an increase of 10.7 percent over the same period last year. Sales of specialty film in the first half 2007 accounted for 39.3 percent of Fuwei Films' total net sales, up from 35.5 percent in the same period of 2006.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Six months period ended

	June 30, 2007		% of Total	June 30, 2006	% of Total
	RMB	US$		RMB

Printing film	13,605	1,763	6.2	19,177	8.7
Stamping film	27,407	3,551	12.4	26,621	12.1
Metallization film	51,072	6,617	23.2	48,547	22.1
Base film for other
applications	41,654	5,397	18.9	47,526	21.6
Specialty film	86,456	11,201	39.3	78,068	35.5

	220,194	28,529	100	219,939	100

Sales by Geography:

Overseas sales in the second quarter of 2007 were RMB 38.7 million (US$ 5.0 million), up 41.9 percent from RMB 27.3 million recorded in the second quarter last year. Overseas sales accounted for 32.0 percent of total net sales in the second quarter compared with 22.2 percent in the same period of 2006. The increase was mainly due to the Company's strategy of diversifying its customer portfolio and targeting more overseas clients.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Q2, 2007		% of Total	Q2, 2006	% of Total
	RMB	US$		RMB
Sales in China	82,220	10,708	68.0	95,602	77.8
Sales in other countries	38,709	5,042	32.0	27,284	22.2

	120,929	15,750	100	122,886	100

Exhibit 99.1

Overseas sales during the six months ended June 30, 2007 were RMB 71.7 million (US$ 9.3 million), an increase of 54.6 percent from the RMB 46.4 million recorded in the same period last year. Overseas sales accounted for 32.6 percent of total net sales compared with 21.1 percent in the same period of 2006.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Six months period ended

	June 30, 2007		% of Total	June 30,2006	% of Total
	RMB	US$		RMB
Sales in China	148,467	19,236	67.4	173,551	78.9
Sales in other countries	71,727	9,293	32.6	46,388	21.1

	220,194	28,529	100	219,939	100

Gross Profit increased 15 percent to RMB 32.7 million (US$ 4.3 million) in the second quarter 2007 from RMB 28.4 million in the same quarter last year. Fuwei Films generated a gross margin of 27.0 percent in the second quarter 2007 compared with 23.1 percent in the year ago quarter. The improvement in gross margin is primarily due to higher selling prices and an increased volume of specialty film sold during the quarter.

Gross profit for the first six months of 2007 was RMB 56.9 million (US$ 7.4 million). Gross margin was 25.9 percent compared with 23.8 percent in the first half year of 2006, mainly due to increases in the sales price and higher specialty film sales in the second quarter of 2007.

Operating Expenses in the second quarter of 2007 increased 8.6 percent to RMB 9.0 million (US$ 1.2 million) from RMB 8.3 million in the same quarter last year. Selling expenses were largely unchanged from second quarter 2006, while administrative expenses increased almost 20 percent to RMB 3.5 million. This increase was mainly due to the higher costs associated with becoming a U.S. listed public reporting Company in the year 2007. Operating expenses during the first six months of 2007 were RMB 15.2 million (US$ 2.0 million), or 20.8 percent higher than the RMB 12.6 million recorded in the same period of 2006. This was also mainly due to the higher costs associated with being a U.S. listed public reporting Company in the year 2007.

Earnings Conference Call

The Company will hold a teleconference today, July 26th, at 9:00 a.m. EDT to discuss the quarterly results. To participate in the call, please dial +1 877-407-9205 in North America, or +1 201-689-8054 internationally, approximately five minutes prior to the scheduled call start time. The call is being simultaneously Web cast and can be accessed on the Fuwei Films Web site at http://www.fuweiholdings.com . Please visit the Web site at least 15 minutes prior to the scheduled call time to register for the Web cast and download any necessary audio software.

A replay of the call can also be accessed via telephone from 12:00 p.m. EDT on July 26th through 11:59 p.m. EDT on August 8th by calling +1-877-660- 6853 in North America, or +1-201-612-7415 internationally, and entering the following access codes: Account #: 286 and Conference ID: 247849. A Web cast replay of the call will also be made and can be accessed on the Fuwei Films site at http://www.fuweiholdings.com .

Exhibit 99.1
About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary Shandong Fuwei Films Co., Ltd. Shandong Fuwei develops, manufactures and distributes high quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco and alcohol, as well as in the imaging, electronics, and magnetic products industries.

For more information about the Company, please visit the Company's website at http://www.fuweiholdings.com .

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any such forward-looking statements involve risk and uncertainties that could cause actual results to differ materially from any future results described by the forward-looking statements. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the Securities and Exchange Commission. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward- looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which are include, among other things, competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years.

Fuwei Films (Holdings) Co. Ltd and Subsidiaries Condensed Consolidated Statements of Income and Other Comprehensive Income (amounts in thousands - except share and per-share value)

	Three months period ended			Six months period ended
	June 30,			June 30,
	2007	2007	2006	2007	2007	2006
	RMB	US$	RMB	RMB	US$	RMB

Net Sales	120,929	15,750	122,886	220,194	28,529	219,939

Cost of Sales	88,264	11,496	94,470	163,257	21,152	167,594
Gross Profit	32,665	4,254	28,416	56,937	7,377	52,345

Selling	5,090	663	5,111	8,754	1,134	8,858
Administration	3,528	459	2,943	5,718	741	3,194
Depreciation & amortization	416	54	266	737	96	540

Total operating expenses	9,034	1,176	8,320	15,209	1,971	12,592

Operating income	23,631	3,078	20,096	41,728	5,406	39,753

Interest income (expense), net	(1,597)	(208)	(3,645)	(4,558)	(590)	(6,933)

Other income (expenses)	(178)	(23)	(153)	(562)	(73)	(299)

Income before taxes	21,856	2,847	16,297	36,608	4,743	32,521

Income tax / (benefit)	1,770	231	(44)	3,258	422	233

Net Income	20,086	2,616	16,341	33,350	4,321	32,288

Basic earnings per share	1.54	0.20	21.19	2.55	0.33	41.88

Diluted earnings per share	1.54	0.20	21.19	2.55	0.33	41.88

Weighted average number of shares outstanding for
Basic earnings per share	13,062,500	13,062,500	771	13,062,500	13,062,500	771

Weighted average number of shares outstanding for
Diluted earnings per share	13,062,500	13,062,500	771	13,062,500	13,062,500	771

Exhibit 99.1

Fuwei Films (Holdings) Co. Ltd and Subsidiaries
Condensed Consolidated Balance Sheet
(amounts in thousands - except share and per-share value)
	As of Jun. 30, 2007		As of Dec. 31, 2006
ASSETS	RMB	US$	RMB
Current assets
Cash and cash equivalents	128,344	16,861	253,250
Accounts receivable, net	58,196	7,645	75,530
Inventory	36,923	4,851	23,783
Prepayments and other receivables	47,800	6,279	19,440
Total current assets	271,263	35,636	372,003

Plant and equipment, net	239,434	31,455	250,937
Construction in progress	163,778	21,516	66,752
Lease prepayments, net	22,682	2,980	23,059
Deposits for purchase of property, plant and
equipment			13,900
Intangible assets	72	9	109
Goodwill	10,276	1,350	10,276
Deferred tax assets	1,047	138	1,047
Total assets	708,552	93,084	738,083

LIABILITIES AND
SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings	169,090	22,214	239,678
Accounts payables	17,066	2,242	12,809
Accrued expenses and other payables	22,854	3,002	19,497
Deferred tax liabilities	856	112	192
Total liabilities	209,866	27,570	272,176

Shareholders' equity
Registered capital	13,323	1,707	13,323
Additional paid-in capital	311,908	39,967	311,908
Retained earnings	172,241	22,119	138,891
Cumulative translation adjustment	1,214	1,721	1,785
Total shareholders' equity	498,686	65,514	465,907
Total liabilities and shareholders' equity	708,552	93,084	738,083

For more information, please contact:

In China:
Christina He
Investor Relations
Phone: +86-10-8518-5620
Email: fuweiIR@fuweifilms.com

In the US:
Mark Jones
Global Consulting Group
Phone: +1-646-284-9414
Email: mjones@hfgcg.com